August 12, 2014

Ms. Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ultra Petroleum Corp.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 25, 2014

File No. 1-33614

Ladies and Gentlemen:

Ultra Petroleum Corp. (the “Company”, “we” or “our”), acknowledges receipt of the letter dated July 31, 2014, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2013, File No. 1-33614, filed with the Commission on February 25, 2014 (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or tell the Staff by that time when we will provide the Staff with our responses. This correspondence is to confirm that today our legal counsel spoke with Ms. Angie Kim regarding an extension of time to respond to the Comment Letter, and Ms. Kim confirmed an extension to no later than September 1, 2014 as the date by which we expect to provide our responses to the Comment Letter.

If you have any questions regarding the foregoing response, please contact the undersigned at (281) 582 -6611.

Sincerely,

ULTRA PETROLEUM CORP.

Garrett B. Smith

Principal Counsel

cc:	Guy Young

Judy Little

Haynes and Boone, LLP